UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                       Osasco, São Paulo, Brazil, March 10, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

     We wish to inform you the approval of all proposals and agenda submitted to the Special  Stockholders’  Meeting and the Annual Stockholders’  Meeting,  held cumulatively on this date, as follows:

In the Annual Stockholders’ Meeting

-    the Executive  Officers’  accounts,  the Executive  Officers’  Report,  the
     Financial  Statements,  including  the  allocation  of net profit,  and the
     Independent  Auditors’  Report,  for the financial  year ended December 31,
     2002;

-    the re-election of Messrs. Lázaro de Mello Brandão, Antônio Bornia, Dorival
     Antônio Bianchi,  Mário da Silveira Teixeira Júnior,  Márcio Artur Laurelli
     Cypriano,  João Aguiar  Alvarez and Denise  Aguiar  Alvarez  Valente to the
     Board of Directors;

-    the re-election of the Statutory Audit Committee members. Regular Members -
     Messrs.  Oswaldo de Moura Silveira,  Ricardo Abecassis Espírito Santo Silva and Sócrates Fonseca  Guimarães.  Alternate  Members - Messrs.  Jorge Tadeu
     Pinto de  Figueiredo  and Nelson  Lopes de  Oliveira,  and the  election of
     Frederico dos Reis de Arrochela Alegria;

-    the overall annual amount for remuneration  and the resources  allocated to fund the Private Pension Plans,  both for the Executive  Officers,  and the individual compensation for the members of the Statutory Audit Committee.

In the Special Stockholders’ Meeting

-    The Board of Directors’ proposals to:

I.   increase   the   Company   Capital   by   R$399,000,000,   raising   it  to
     R$5,599,000,000, through the capitalization of the balance of the following accounts:  “Capital Reserve – Stock Premium” - R$7,435,082.12  and “Revenue
     Reserve – Statutory Reserve from 1989 to 1993” -  R$139,699,920.47,  and of part of the balance of the account  entitled  “Revenue  Reserve – Statutory
     Reserve from 1996 to 2000” - R$251,864,997.41,  without issue of stocks, in accordance with the First Paragraph of Article 169 of Law 6404/76, with the consequent  amendment of the main  provision of Article 6 of the  Corporate
     Bylaws;

II.  partially   amend  the  Corporate   Bylaws  in  Article  11,  altering  the
     periodicity  of the  meetings of the Board of  Directors,  from  monthly to quarterly,  and in the main  provision  of Article  12,  reducing  five (5)
     positions   of  Regional   Director  and  creating  one  (1)  of  Executive
     Vice-President,  one (1) of Managing  Director and three (3) of  Department
     Officers;

III. appoint with validity until the next Annual  Stockholders’  Meeting,  under the provisions of Brazilian Central Bank Circular # 2824, of June 18, 1998,
     the  companies:  APPRAISAL  -  Avaliações  e  Engenharia  S/C Ltda.  - CNPJ
     57.182.453/0001-01,  CONSULT Consultoria, Engenharia e Avaliações S/C Ltda.
     - CNPJ  59.039.701/0002-68,  EMBRAESP  - Empresa  Brasileira  de Estudos de
     Patrimônio  S/C Ltda.  - CNPJ  43.561.836/0001-78,  ENGEBANC  Engenharia  e
     Serviços Ltda. - CNPJ  69.026.144/0001-13,  H.M. Gerenciamento e Supervisão
     de Engenharia Ltda. - CNPJ  30.903.645/0001-03,  and PLANCONSULT S/C Ltda.,
     CNPJ 51.163.798/0001-23,  which will proceed with real estate appraisals in possible purchase and sale operations  executed in this period between this
     Institution and its Associated Companies.

-    homologate alterations of the Board of Directors’ Internal Regulations.

     These  decisions will come in to force after the Central Bank of Brazil has approved the process.

                                   Cordially,

                               Banco Bradesco S.A.
           Carlos Alberto R. Guilherme       Romulo Nagib Lasmar
                 Managing Director           Department Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2003

BANCO BRADESCO S.A.

By:	/S/ Carlos Alberto R. Guilherme
Carlos Alberto R. Guilherme Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.